FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Press release entitled “BBVA Francés” reports consolidated fourth quarter earnings for fiscal year 2012”.

Buenos Aires, February 8, 2013 - BBVA Francés (NYSE: BFR.N; BCBA: FRA.BA;

LATIBEX: BFR.LA) reports consolidated fourth quarter earnings for fiscal year 2012.

Annual Highlights

•	BBVA Francés’ net income reached AR$ 1,263.7 million as of December 31, 2012, registering an increase of 25.7% compared to the gain reached in 2011.

•

The Bank’s recurring net financial income for the period reached 1,257.6 million, representing a growth of 13.8% during the year. Such increase reflects BBVA Francés’ continuing capacity to generate gains based mainly on its core business intermediation with the private sector.

•

The private sector loan portfolio totaled AR$ 28,432.1 million at December 31, 2012, an increase of 24.5% in the last twelve months. Both, consumer loans and loans to small and medium-size companies showed an excellent performance during the year, growing 31.5% and 22.4%, respectively. Loans to large corporations decreased 9.3% mainly as a consequence of the fall in loans to finance for foreign trade transactions.

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In July 2012, the Argentine Central Bank (BCRA) issued a regulation (Communication “A” 5319), which requires certain financial institutions to allocate a minimum amount equal to 5% of total deposits to finance investment projects. At least 50% of such amount must be lent to micro, small and medium-size companies, at an annual interest rate of 15.01% with a minimum term of 36 months. The Bank complied with the amount established, demonstrating flexible retail management and deep business relationships linking it to its customers. By the end of 2012, this line of credit was renewed trough the BCRA Communication “A” 5380, extending the quota to 2013, at an interest rate of 15.25% with the minimum term of 36 months.

•

BBVA Francés maintained excellent asset quality ratios, despite the increase of the non-performing loan portfolio during the period. The non-performing loan ratio reached 0.65% as of December 31, 2012, with a coverage ratio of 278.8%

•

Regarding liabilities, total deposits grew 16.8% in annual terms, reaching AR$ 34,136.8 million. Both, current accounts and term deposits registered significant increases during the period. Deposits in pesos grew 28% in the last twelve months, whereas deposits denominated in foreign currency fell 33.6% in the same period.

•

In addition, during January 2012, BBVA Francés placed the second issuance of its Series 2 Negotiable Obligations, which achieved a high level of demand and allowed the expansion of the initially planned issued amount of AR$ 125 million to AR$ 148.9 million.

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BBVA Francés, once again, maintained high levels of liquidity and solvency during 2012. As of December 31, 2012 total stockholder’s equity reached AR$ 5,131.9 million, while the excess of capital over the BCRA minimum regulatory requirements, reached AR$ 1,592.6 million, or 31.0% of the Bank’s total stockholder’s equity. The capital ratio reached 17.5% of weighted risk assets.

•	As of December 31, 2012, liquid assets (Cash and due from banks plus BCRA bills and notes) represented 31.6% of the Bank’s total deposits.

•

On September, 2012, the BCRA issued a new regulation, through its Communication“A” 5356, eliminating the possibility of integrating reserves with cash balances. The new regulation is applied in three stages, starting in October; banks were only allowed to deduct 75% of March cash balances, 25% in December and 0% in March. In addition, this effect will be partially offset by reduction of reserves according to branch location and the assignment of loans to micro-companies and small and medium-sized companies (SMEs).

•

During December 2012, a new Law was issued, which foresees significant changes in the regulation of listed entities and securities. This law shall be enforced from January 28, 2013, and the Argentine Securities Commission (CNV) will have until the first half of 2013 to issue the corresponding regulations in order implemented said law. On January 21, 2013, the CNV issued General Resolution N° 165 establishing that entities, markets, stock exchanges and agents will continue to perform their activities in the same way, until the replacement of the regulations.

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It is important to note that the above mentioned law has clear and specific goals, such as (i) to promote the involvement in the capital markets of small investors, trade unions, associations and chambers of commerce, professional organizations and all public savings institutions; (ii) to strengthen protection mechanisms and prevention of abuses against small investors; (iii) to promote access to capital markets of medium-sized companies; and (iv) to promote the creation of a federally integrated capital market and to simplify trading settlement for users.

•

On January 27, 2012, the BCRA increased the capital requirements for financial institutions operating in Argentina, effective as of February 1, 2012. “Communication A 5272”, requires an increase of capital related to the operational risk and “Communication A 5273” requires an additional buffer equivalent to 75% of the total capital requirement solely for the purpose of distributing profits. As a consequence of the above mentioned resolutions, BBVA Francés will not distribute dividends for this period.

Condensed Income Statement (1)
in thousands of pesos except income per share, income per ADS and percentages	FY 2012	FY 2011	% Change
Net Financial Income	3,644,062	2,455,555	48.4%
Provision for loan losses	(256,259)	(132,663)	93.2%
Net income from services	1,846,467	1,437,954	28.4%
Administrative expenses	(3,039,731)	(2,288,031)	32.9%
Operating income	2,194,539	1,472,815	49.0%
Income (loss) from equity investments	69,818	100,320	-30.4%
Income (Loss) from Minority interest	(37,874)	(17,995)	110.5%
Other Income/Expenses	(98,179)	429	—
Income tax	(864,625)	(549,992)	57.2%
Net income for the period	1,263,679	1,005,577	25.7%
Net income per share (2)	2.4	1.9	25.7%
Net income per ADS (3)	7.1	5.6	25.7%

As of December 31, 2012, BBVA Francés registered a net income of AR$ 1,263.7 million, such gain includes non- recurring effects, during the year of:

•	A gain of AR$ 40.3 million as a consequence of the variations in public bond valuations.

•	A gain of AR$ 36.6 million from the sale of the Bank’s stake in the building located at Independencia Street 169 in the city of Buenos Aires.
•	A gain of AR$ 2.7 million from the sale of Consolidar ART.

•	An increase in the effective income tax rate, mainly due to the increase in the fiscal valuation of the BOGAR 2020, as well as due to the tax impact of the Consolidar ART and the building sales.

The following “pro forma” table presents the non-recurring earnings

Income Statement PROFORMA	Recurring	Non recurring
in thousands of pesos	Income	Income	Total Income
Net Financial Income	3,603,959	40,103	3,644,062
Provision for loan losses	(256,259)	—	(256,259)
Net income from services	1,846,467	—	1,846,467
Administrative expenses	(3,039,731)	—	(3,039,731)
Operating income	2,154,436	40,103	2,194,539
Income (loss) from equity investments	67,055	2,763	69,818
Income (Loss) from Minority interest	(37,874)	—	(37,874)
Other Income/Expenses	(134,798)	36,619	(98,179)
Income tax and Minimum Presumed Tax	(793,984)	(70,641)	(864,625)
Net income for the period	1,254,835	8,844	1,263,679

Condensed Income Statement (1)
in thousands of pesos except income per share, income per ADS and percentages	FY 2012	FY 2011	% Change
Net Financial Income	3,603,959	2,580,552	39.7%
Provision for loan losses	(256,259)	(132,663)	93.2%
Net income from services	1,846,467	1,437,954	28.4%
Administrative expenses	(3,039,731)	(2,288,031)	32.9%
Operating income	2,154,436	1,597,812	34.8%
Income (loss) from equity investments	67,055	100,320	-33.2%
Income (Loss) from Minority interest	(37,874)	(17,995)	110.5%
Other Income/Expenses	(134,798)	429	—
Income tax	(793,984)	(575,406)	38.0%
Net income for the period	1,254,835	1,105,160	13.5%
Net income per share (2)	2.3	2.1	13.5%
Net income per ADS (3)	7.0	6.2	13.5%

Quarterly Highlights

•

BBVA Francés reached a net income during the fourth quarter of AR$ 274.9 million; such gain includes the public bonds valuations adjustment, which did not register a significant variation during the quarter. Net income for the quarter decreased by 44.8% and 34.1%, respectively compared to the same quarter of 2011 and to the previous quarter, mainly due to the performance of the securities portfolio.

•	Recurring income during the quarter showed a decrease of 8.3% and 25.0% compared to the same quarter of 2011 and to the previous quarter, respectively.

•

Net financial income from private sector’ lending grew 65.9% compared to the same quarter of 2011 and 12.1% in the last twelve months, such increases show a significant expansion in the business’ volume as well as BBVA Francés ability to adapt to the changing market conditions.

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The private sector loan portfolio increased 11.2% in the last quarter of the year, accelerating the pace of growth. The total portfolio totaled AR$ 28,432.1 million. Loans to small and medium-sized companies grew 18.4% during the quarter, whereas consumer loans increased 11.6% and loans to large corporation did not register any variation compared to the previous quarter.

•	The Bank’s total deposits reached AR$ 34,164.3 million by the end of the year, increasing 9.9% during the last quarter. Sight deposits grew 10.4% and time deposits 5.0% during the same period.

Economic Environment

Economic activity continued showing signs of recovery in the fourth quarter of 2012, as the Monthly Estimator of Economic Activity (EMAE seasonally adjusted;), which is a monthly proxy for GDP, increased in October by 1.8% compared to the same period of 2011, and the Industrial Production Index (EMI) rose in October-November by 2.7% compared to the previous quarter and 0.6% compared to the same two months of 2011. The Synthetic Index of Construction Activity (ISAC.), on the other hand, is continues to show contractive behavior in the construction sector, as it fell in October-November 0.5% with respect to third quarter of 2012 and decreased 0.1% with respect to the same two months of 2011; however the rate of decline has slowed in comparison with the 4.6% decrease un the third quarter of 2012.

Inflation, as measured by the official Consumer Price Index for Greater Buenos Aires (which is used to calculate the CER adjustment for some sovereign bonds) increased by 2.8% in the fourth quarter of 2012, slightly above the 2.6% growth of third quarter, and 10.8% in annual terms.

The primary fiscal deficit of the national public sector was AR$ 62 million during the months of October-November 2012 compared to the surplus of AR$ 872 million during the same period in the previous year.

The 29.1% annual increase in primary public sector spending was higher than the increase in public sector revenues of 27.6%. The total fiscal deficit reached AR$ 6,324 million (+108.9%) mainly due to the 60.6% increase in interest payments.

The items that most contributed to the increase in fiscal spending in the period were Social Security Benefits, which grew 32.8% y/y, public sector salaries which grew 38.9 % y/y, and current expenditures which grew 71 % y/y. Capital expenditures and Transfers to private sector showed a deceleration of 16.1 % y/y and 9.8 % y/y respectively. On the revenues side, Social Security Contributions grew 31.3% y/y while tax collections increased by only 26.0% y/y in the same period.

In the external sector, the accumulated trade surplus in the fourth quarter of 2012 reached USD 1,748 million, 5.7% lower than that recorded in the fourth quarter of 2011. The performance of the trade balance is the result of total exports in the fourth quarter of 2012 of USD 19.353 million (-5.0% y/y) and total imports of USD 17.605 million (-4.9% y/y).

In the FX market, the exchange rate (BCRA reference rate) closed at AR$ 4.9170 per U.S. dollar on December 31, 2012, increasing 4.8% compared to the AR$ 4.6942 rate at September 30, 2012. In the fourth quarter of

2012, the stock of international reserves of the Central Bank decreased by USD 1.720 million to USD 43.290 million on 31 December, 2012. During the third quarter of 2012, the Central Bank bought USD 1264 million in the FX market, above the USD 574 million it bought in the third quarter of 2012.

The Badlar interest rate for private banks increased 139 basis points on the fourth quarter of 2012 averaging 15.2% compared to the 13.8% average in the third quarter of 2012. Private sector loans in pesos rose 11.9% in the fourth quarter of 2012 compared to the third quarter of 2012, while private sector loans in dollars fell by 11 % in the same period. Total deposits in pesos in the financial system increased by 8.9%, and private sector deposits, also in pesos, grew 11.6% in the fourth quarter of 2012. In contrast, Private sector deposits in USD decreased by 0.9% in the last quarter of 2012.

The Bank

BBVA Francés, a bank with over 125 year history, has vast experience in the market, offering the best products and services through its wide distribution network throughout Argentina. Its strength, commitment and flexibility allow it to retain existing clients and attract new clients’ day to day, achieving a place as one of the main financial institutions in the Argentine financial system.

During the fourth quarter of 2012, BBVA Francés continued to work at strengthening its relationship with clients and, employees, offering the best products and providing the best quality of service experience. To that end, the various projects listed below were implemented.

In the retail segment, the Bank introduced new tools in its web page and Francés Net. A new page view allowing for easier and faster web navigation was created an a innovative tool (“simulador de préstamos”) developed that allow clients to simply and quickly simulate various personal loans and corresponding details, based on each client’s profile.

Through these improvements, BBVA Francés strengthened the use of alternative channels, providing better service to its clients. In Addition, on December 20, 2012, installation of BBVA Francés VIP Spaces began in the Bank’s branches: These spaces are specially designed to achieve an exclusive environment with the privacy and personalized attention that the clients deserve, as well as maximizing the interaction between clients and their bank officer.

In the commercial segment, BBVA Francés continued to work to improve service’ quality and in achieve a closer relationship with its clients. It created “Help

Desk”, a new telephone platform that allows to optimize customer service, provides greater identification security while at the same time reduces internal management and attention to client time, thus promoting business growth.

At the same time a new branch was opened in Chivilcoy, in an area characterized by the agribusiness activity. This opening demonstrates the impetus that the Bank provides to the commercial enterprises, offering new lines of credit for productive investment, financial loans, leasing, and agreement with preferential interest rates, among others.

As part of the differentiated service’ plan, the Bank offers to its customers and as a an opportunity to approach new ones, during November, the “Comex”, (foreign trade operations) area, carried out “Foreign Trade workshops”, where more than 200 companies participated, including clients and others, to discuss current subjects, new regulations related to imports and exports and payment of services abroad.

As usual, the Bank presented its traditional prize, the 23rd, BBVA Francés Award to the Agricultural Entrepreneur, which has become a recognition and stimulus for entrepreneurs, farmers and professionals of the sector who have innovative in their business and improved profitability as a result This offers the possibility to be part of an important group, with wide opportunities for business, image, prestige, advertisement and the recognition of the authorities of the sector.

Finally, it is important to highlight the social role played by BBVA Francés. In April 2012, the “Compromiso Social BBVA Francés” (BBVA Francés Social Compromise) was presented, announcing an investment of over the AR$ 10 million. Such commitment defines three lines of work: the environmental preservation stimulus to entrepreneurs and BBVA Francés Scholarship Program (with three related programs; Artists for Education, Sportsmen for Education and Investigation and Analysis), which is present in 10 provinces and the Capital City de Buenos Aires, through alliances with 21 NGOs linked to 125 schools. During its 6 years of existence, the Program has directly benefited more than 4,300 pupils and indirectly more than 17,300 people.

Presentation of Financial Information

•	Foreign currency balances as of December 30, 2012 have been translated into pesos at the reference exchange rate published by the BCRA. ($ 4.9173/ US$).

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s share interest in the Consolidar Group is shown as Investments in other companies (booked by the equity method) and the corresponding results are included in Income from equity investments.

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Information contained in this press release may differ from the information published by BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1)	Quarter ended			Δ% quarter ended 12/31/12 vs quarter ended
(in thousands of pesos except income per share, ADS and percentages)	12-31-12	09-30-12	12-31-11	09-30-12	12-31-11
Net Financial Income	966,652	982,776	975,824	-1.6%	-0.9%
Provision for loan losses	(100,226)	(78,718)	(40,197)	27.3%	149.3%
Net income from services	516,632	474,675	402,072	8.8%	28.5%
Administrative expenses	(861,310)	(770,844)	(651,417)	11.7%	32.2%
Operating income	521,748	607,889	686,282	-14.2%	-24.0%
Income (Loss) from equity investments	12,056	28,992	4,605	-58.4%	161.8%
Income (Loss) from Minority interest	(11,644)	(9,521)	(5,868)	22.3%	98.4%
Other Income/Expenses	(51,456)	(6,338)	(10,476)	711.9%	391.2%
Income tax and Minimum Presumed Tax	(195,770)	(203,648)	(176,161)	-3.9%	11.1%
Net income for the period	274,934	417,374	498,382	-34.1%	-44.8%
Net income per share (2)	0.51	0.78	0.93	-34.1%	-44.8%
Net income per ADS (3)	1.54	2.33	2.78	-34.1%	-44.8%

(1)	Exchange rate: AR$ 4.9173 Ps = 1 USD
(2)	Assumes 536,877,850 ordinary shares
(3)	Each ADS represents three ordinary shares

During the fourth quarter of 2012, the Bank’s net income totaled a gain of AR$ 274.9 million.

As previously mentioned during the quarter, the impact in the variations of the public bonds valuations was not significant during the quarter.

The following “pro forma” table presents the non-recurring earnings.

Condensed Income Statement PROFORMA 12/31/212		Non recurring
in thousands of pesos	Recurring results	Income	Total results
Net Financial Income	968,301	(1,649)	966,652
Provision for loan losses	(100,226)	—	(100,226)
Net income from services	516,632	—	516,632
Administrative expenses	(861,310)	—	(861,310)
Operating income	523,397	(1,649)	521,748
Income (loss) from equity investments	12,056	—	12,056
Income (Loss) from Minority interest	(11,644)	—	(11,644)
Other Income/Expenses	(51,456)	—	(51,456)
Income tax and Minimum Presumed Tax	(198,457)	2,687	(195,770)
Net income for the period	273,896	1,038	274,934

In order to standardize the comparison with previous quarters; the analysis of the variations is made in terms of recurring results.

Condensed Income Statement PROFORMA	Quarter ended			Δ% quarter ended 09/30/12 vs quarter ended
in thousands of pesos	12-31-12	09-30-12	12-31-11	09-30-12	12-31-11
Net Financial Income	968,301	927,636	744,683	4.4%	30.0%
Provision for loan losses	(100,226)	(78,718)	(40,197)	27.3%	149.3%
Net income from services	516,632	474,675	402,072	8.8%	28.5%
Administrative expenses	(861,310)	(770,844)	(651,417)	11.7%	32.2%
Operating income	523,397	552,749	455,141	-5.3%	15.0%
Income (Loss) from equity investments	12,056	28,992	4,605	-58.4%	161.8%
Income (Loss) from Minority interest	(11,644)	(9,521)	(5,868)	22.3%	98.4%
Other Income/Expenses	(51,456)	(6,338)	(10,476)	711.9%	391.2%
Income tax and Minimum Presumed Tax	(198,457)	(200,739)	(144,721)	-1.1%	37.1%
Net income for the period	273,896	365,143	298,681	-25.0%	-8.3%

BBVA Francés reached a net income of 273.9 million during the four quarter of 2012, registering a decrease compared to the same quarter of 2011 and to the previous quarter.

The growth in the volume of intermediation with the private sector resulted in an increase of net financial income of 30.0% and 4.4% compared to the quarters ended on December 31, 2011 and September 30, 2012, respectively.

Provisions for loan losses in the quarter grew 27.3% and 149.3% compared to the same quarter of 2011. The increase was mainly due to a higher loan portfolio and the increase in the non-performing loans.

Net income from services increased 28.5% compared to the last quarter of 2011 and 8.8% in the last twelve months. During both periods credit card fees and deposits services fees registered the most growth.

Administrative expenses increased 32.2% and 11.7% compared to the same quarter of 2011 and to the previous quarter, respectively.

Finally, other income/expenses registered a loss of AR$ 51.5 million, mainly due to higher provisions for other contingencies.

Main figures	Quarter ended			Δ% quarter ended 12/31/12 vs quarter ended
(in thousands of pesos except percentages)	12-31-12	09-30-12	12-31-11	09-30-12	12-31-11
Return on Average Assets (1)	2.6%	4.1%	5.3%	-38.1%	-51.7%
Return on Average Shareholders’ Equity	22.0%	35.9%	55.1%	-38.7%	-60.0%
Net fee Income as a % of Recurrent Operating Income	34.8%	33.8%	35.1%	2.8%	-0.8%
Net fee Income as a % of Administrative Expenses	60.0%	61.6%	61.7%	-2.6%	-2.8%
Adm. Expenses as a % of Recurrent Operating Income (2)	58.0%	55.0%	56.8%	5.5%	2.1%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)

The book value version of the income statement is considered in the line item analysis.

Net Financial Income

Net financial income did not registered a significant variation during the quarter, compared to the quarter ended December 31, 2011 and to the previous quarter.

However, net income from financial intermediation grew 65.9% and 12.1% in such periods. The increases reflect the significant expansion of the volume of business activity in maintaining the sustained growth trend of recent quarters.

As previously mentioned, the net financial income result includes the non-recurring income originated by variations in the valuation of public securities. Such results totaled gains of AR$ 231.1 million and AR$ 55.1 million, compared to quarters ended December 31, 2011 and September 30, 2012, respectively, whereas the last quarter of 2012 showed a no significant loss.

.

Net financial income	Quarter ended			Δ% quarter ended 12/31/12 vs quarter ended
(in thousands of pesos except percentages)	12-31-12	09-30-12	12-31-11	09-30-12	12-31-11
Net financial income	966,652	982,776	975,824	-1.6%	-0.9%
Net income from financial intermediation	714,358	637,438	430,551	12.1%	65.9%
CER adjustment	34,155	29,602	27,798	15.4%	22.9%
Income from securities and short term investments	127,312	202,599	381,062	-37.2%	-66.6%
Interest on Government guaranteed loans	1,969	1,807	6,218	9.0%	-68.3%
Foreign exchange difference	43,793	52,371	51,336	-16.4%	-14.7%
Others	45,065	58,959	78,859	-23.6%	-42.9%

Income from Public and Private Securities

The Bank has the discretion to mark-to market its total public bonds portfolio; because of that, such income includes the unrealized losses/gains from variations in the valuations of the portfolio.

Income from securities and short-term investments	Quarter ended			Δ % quarter ended 12/31/12 vs quarter ended
(in thousands of pesos except percentages)	12-31-12	09-30-12	12-31-11	09-30-12	12-31-11
Income from securities and short-term investments	127,312	202,599	381,062	-37.2%	-66.6%
Holdings booked at fair value	51,464	103,290	294,896	-50.2%	-82.5%
Bills and Notes from the Central Bank	76,377	97,981	76,477	-22.0%	-0.1%
Other fixed income securities	(529)	1,328	9,689	-139.8%	-105.5%
CER adjustment	34,189	29,635	27,837	15.4%	22.8%

Net Income from Services

The increase in net income from services also reflects the growth in the business activity level; such income grew 28.5% compared to the same quarter of 2011, and 8.8% compared to the previous quarter.

Higher consumption with credit cards, higher fees originated by deposits services and for insurance sales led the growth in the last twelve months.

Service charge expenses grew mainly due to the increase in benefits offered for credit card consumption.

Compared to the previous quarter, both service charge income and expenses were affected by credit card consumption, growing 13.6% and 27.8%, respectively.

Net income from services	Quarter ended			Δ % quarter ended 12/31/12 vs quarter ended
(in thousands of pesos except percentages)	12-31-12	09-30-12	12-31-11	09-30-12	12-31-11
Net income from services	516,632	474,675	402,072	8.8%	28.5%
Service charge income	722,178	635,549	545,552	13.6%	32.4%
Service charges on deposits accounts	154,510	149,344	125,265	3.5%	23.3%
Credit cards and operations	284,224	234,010	204,404	21.5%	39.1%
Insurance	68,390	62,425	48,707	9.6%	40.4%
Capital markets and securities activities	10,037	3,307	10,020	203.5%	0.2%
Fees related to foreign trade	21,784	20,316	19,608	7.2%	11.1%
Other fees	183,234	166,147	137,549	10.3%	33.2%
Services Charge expense	(205,547)	(160,874)	(143,480)	27.8%	43.3%

Administrative Expenses

Administrative expenses increased 32.2% compared to the same quarter of 2011, while compared to the previous quarter, the increase was 11.7%

Personnel expenses grew in the last twelve months mainly due to the increase in wages according to the agreement reached with the labor union and to a higher number of employees.

General expenses increased 31.8% during the same period, due to tax charges, amortizations, fees and all charges related directly to the business activity level and to price adjustments related to structural fixed costs, (cleaning, rent and security).

During the last quarter, personnel expenses increased 14.6%, such growth was mainly due to a fixed amount of AR$ 1,400 paid because of the “banker day”.

Compared to the previous quarter, general expenses grew 8.1% mainly due to higher charges in fees and taxes charges, partially offset by lower charges in advertising.

As of December 31, 2012, the Bank and its subsidiaries (except the Consolidar Group) had 5,158 employees. The branch’ office network totaled 273 offices, including 244 consumer branch offices and 29 branch offices specializing in the middle-market segment. Corporate banking included 7 business units grouped by industry. Complementing its distribution network, the Bank has 10 in-company branches and 2 point of sale outlets, 655 ATM’s and 700 quick deposit boxes (QDBs).

Administrative expenses	Quarter ended			Δ% quarter ended 12/31/12 vs quarter ended
(in thousands of pesos except percentages)	12-31-12	09-30-12	12-31-11	09-30-12	12-31-11
Administrative expenses	(861,310)	(770,844)	(651,417)	11.7%	32.2%
Personnel expenses	(491,455)	(428,817)	(370,730)	14.6%	32.6%
Electricity and Communications	(16,741)	(15,176)	(10,936)	10.3%	53.1%
Advertising and Promotion	(42,078)	(50,401)	(43,272)	-16.5%	-2.8%
Honoraries	(14,711)	(10,936)	(9,016)	34.5%	63.2%
Taxes	(62,667)	(58,741)	(45,271)	6.7%	38.4%
Organization and development expenses	(11,851)	(10,533)	(8,013)	12.5%	47.9%
Amortizations	(25,500)	(23,402)	(17,548)	9.0%	45.3%
Other	(196,307)	(172,838)	(146,631)	13.6%	33.9%

Other Income / Expenses

Other income/expenses totaled a loss of AR$ 51.5 million during the fourth quarter of 2012 mainly due to higher provisions for other contingencies recorded during the period.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the last quarter of 2012 a gain of AR$ 12.1 million was recorded, mainly due to BBVA Frances’ stake in the Rombo Compañia Financiera.

Balance and activity

Total Public Sector Exposure

Exposure to the public sector’s National treasury decreased 10.6% compared to the same quarter of 2011 mainly due to amortizations; sale of part of the portfolio. The portfolio did not register a significant variation compared to the previous quarter.

The Bank’s portfolio of BCRA bills and notes remained similar to the one held in the same quarter of 2011 and it decreased 19.7% compared to the previous quarter.

As of December 31, 2012, public sector National treasure assets represented 4.7% of the Bank’s total assets. Total exposure to BCRA’s bills and notes net of holdings linked to reverse repo transactions, represented 4.9% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the national treasury through public securities, guaranteed loans and trustees, as well as, the BCRA’s bills and notes.

Exposure to the Public Sector	Quarter ended			Δ% quarter ended 12/31/12 vs quarter ended
(in thousands of pesos except percentages)	12-31-12	09-30-12	12-31-11	09-30-12	12-31-11
Public Sector - National Government	2,082,441	2,070,079	2,328,662	0.6%	-10.6%
Loans to the Federal government & Provinces	35,067	33,293	46,027	5.3%	-23.8%
Total bond portfolio	1,871,389	1,861,296	2,113,391	0.5%	-11.5%
Holdings book at fair value	1,829,927	1,834,263	2,081,053	-0.2%	-12.1%
Holdings book at amortized cost	164	164	164	0.0%	0.0%
Other government bonds	41,298	26,869	32,174	53.7%	28.4%
Trustees	176,173	175,677	169,428	0.3%	4.0%
Allowances	(188)	(187)	(184)	0.5%	2.2%
Bills and Notes from Central Bank	2,201,676	3,343,434	3,447,972	-34.1%	-36.1%
Own portfolio	2,201,676	2,743,120	2,257,666	-19.7%	-2.5%
Reverse repo w /Central Bank	—	(600,314)	(1,190,306)	-100.0%	-100.0%
Total exposure to the Public Sector	4,284,117	5,413,513	5,776,634	-20.9%	-25.8%
Total exposure to the Public Sector without repos	4,284,117	4,813,199	4,586,328	-11.0%	-6.6%

Loan Portfolio

The private sector loan portfolio totaled AR$ 28,432.1 million as of December 31, 2012, growing 24.5% in the last twelve months and 11.2% during the last quarter. The pace of growth accelerated in the fourth quarter, with loans to SMEs and consumer loans driving the expansion.

During 2012, loans to small and medium-sized companies grew 22.4%, it is important to mention that the management of the line of credit for the productive investment for micro, small and medium-sized companies was instrumental in placing loans and leasing, reaching the target established, that was partially offset by a decrease in the financings for foreign trade transactions.

The retail segment registered an increase in the last twelve months of 31.5$, mainly due to credit cards, personal loans and card loans.

Finally loans to large corporations fell 9.3% during 2012, mainly due to the decline in foreign trade transactions, partially offset by increases in financial loans and advances.

Compared to the previous quarter, the increase was led by higher loans to small and medium-sized companies, which grew 18.4%, whereas the increase in the retail segment was 13.6% in the same period. Corporate banking maintained its portfolio at similar levels to the previous quarter.

Net loans	Quarter ended			Δ% quarter ended 12/31/12 vs quarter ended
(in thousands of pesos except percentages)	12-31-12	09-30-12	12-31-11	09-30-12	12-31-11
Private & Financial sector loans	28,432,131	25,566,368	22,829,860	11.2%	24.5%
Advances	5,097,179	4,511,651	2,881,498	13.0%	76.9%
Discounted and purchased notes	4,240,993	3,971,924	3,412,091	6.8%	24.3%
Consumer Mortgages	877,775	757,937	915,156	15.8%	-4.1%
Car secured loans	2,479,398	2,185,459	1,651,776	13.4%	50.1%
Personal loans	4,772,798	4,451,673	3,761,698	7.2%	26.9%
Credit cards	4,729,243	3,921,214	3,448,437	20.6%	37.1%
Loans to financial sector	1,263,224	1,191,622	1,045,641	6.0%	20.8%
Other loans	4,921,690	4,568,756	5,829,606	7.7%	-15.6%
Unaccrued interest	(73,413)	(63,665)	(89,332)	15.3%	-17.8%
Adjustment and accrued interest & exchange differences receivable	647,101	554,827	418,262	16.6%	54.7%
Less: Allowance for loan losses	(523,857)	(485,030)	(444,973)	8.0%	17.7%
Loans to public sector	35,067	33,293	46,027	5.3%	-23.8%
Loans to public sector	8,956	8,587	25,045	4.3%	-64.2%
Adjustment and accrued interest & exchange differences receivable	26,111	24,706	20,982	5.7%	24.4%
Net total loans	28,467,198	25,599,661	22,875,887	11.2%	24.4%

Asset Quality

BBVA Francés has maintained excellent asset quality ratios, despite the increase in the non-performing loan portfolio.

The asset quality ratio (non-performing loans/total loans) was 0.65% as of December 31, 2012 whilst the coverage ratio (provisions/non-performing loans) reached 278.79%.

Asset quality ratios	Quarter ended			Δ % quarter ended 12/31/12 vs quarter ended
(in thousands of pesos except percentages)	12-31-12	09-30-12	12-31-11	09-30-12	12-31-11
Non-performing loans (1)	187,903	184,103	105,409	2.1%	78.3%
Allowance for loan losses	(523,857)	(485,030)	(444,973)	8.0%	17.7%
Non-performing loans/net total loans	0.65%	0.71%	0.45%	-8.2%	43.4%
Non-performing private loans/net private loans	0.65%	0.71%	0.45%	-8.2%	43.3%
Allowance for loan losses/non-performing loans	278.79%	263.46%	422.14%	5.8%	-34.0%
Allowance for loan losses/net total loans	1.81%	1.86%	1.91%	-2.8%	-5.3%

(1)	Non-performing loans include: all loans to borrow ers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under “Other receivables” from financial intermediation.

Evolution of provisions	Quarter ended			Δ % quarter ended 12/31/12 vs quarter ended
(in thousands of pesos except percentages)	12-31-12	09-30-12	12-31-11	09-30-12	12-31-11
Balance at the beginning of the quarter	488,667	466,523	433,224	4.7%	12.8%
Increase / decrease	100,226	78,718	40,197	27.3%	149.3%
Provision increase / decrease - Exchange rate difference	1,456	1,174	1,180	24.0%	-23.4%
Decrease	(63,042)	(57,748)	(25,859)	9.2%	143.8%
Balance at the end of the quarter	527,307	488,667	448,742	7.9%	17.5%

Deposits

Total deposits reached AR$ 34,136.8 million as of December 31, 2012, an increase of 16.8% and 9.9% compared to the same quarter of 2011 and to the previous quarter, respectively.

Both sight accounts as well as time deposits grew during the year, such increase was partially offset by the decrease in deposits denominated in foreign currency. Sight accounts and time deposits in pesos grew 37.6% and 18.5% respectively during 2012.

Deposits denominated in foreign currency decreased 33.6% in the last twelve months, this trend was reversed and in the fourth quarter when it grew 5.6%.

By the end of December 31, 2012 deposits denominated in foreign currency reached AR$ 3,514.3 million (equivalent to US$ 713.4 million), representing 10.3% of the Bank’s total deposits.

Total deposits	Quarter ended			Δ% quarter ended 12/31/12 vs quarter ended
(in thousands of pesos except percentages)	12-31-12	09-30-12	12-31-11	09-30-12	06-30-11
Total deposits	34,136,835	31,053,809	29,217,483	9.9%	16.8%
Current accounts	10,157,141	8,449,245	6,755,406	20.2%	50.4%
Peso denominated	10,150,710	8,446,068	6,749,253	20.2%	50.4%
Foreign currency	6,431	3,177	6,153	102.4%	4.5%
Saving accounts	9,803,893	8,939,251	9,489,761	9.7%	3.3%
Peso denominated	7,672,376	6,905,299	6,207,103	11.1%	23.6%
Foreign currency	2,131,517	2,033,952	3,282,658	4.8%	-35.1%
Time deposits	13,555,151	12,914,882	12,234,070	5.0%	10.8%
Peso denominated	12,368,502	11,822,639	10,436,257	4.6%	18.5%
CER adjusted time deposits	729	826	996	-11.7%	-26.8%
Foreign currency	1,185,920	1,091,417	1,796,817	8.7%	-34.0%
Investment Accounts	6,929	141,063	220,527	-95.1%	-96.9%
Peso denominated	6,929	141,063	220,527	-95.1%	-96.9%
Other	613,721	609,368	517,719	0.7%	18.5%
Peso denominated	423,254	410,675	308,411	3.1%	37.2%
Foreign currency	190,467	198,693	209,308	-4.1%	-9.0%
Rescheduled deposits + CEDROS (*)	28,523	30,186	38,285	-5.5%	-25.5%
Peso denominated	28,523	30,186	38,285	-5.5%	-25.5%
Total deposits + Rescheduled deposits & CEDROS	34,165,358	31,083,995	29,255,768	9.9%	16.8%

(*)	In August 2005, the payments of rescheduled deposits were finalized, only those deposits that have a pending court case remain outstanding.

Other Funding Sources

Other funding sources totaled AR$ 1,276.5 million as of December 31, 2012, maintaining in similar levels to those recorded during the quarters ended December 31, 2010 and September 30, 2011.

In the last twelve months, the Bank and PSA Finance issued negotiable obligations, partially offset by the decrease in dollar funding lines.

In August 2011, PSA Finance issued its Series 3 Notes due August 2013 for AR$ 70 million. Then, it issued the Series 5 for AR$ 70 million at 18 months, the Series 6 for AR$ 30 million at 9 months, the Series 7 for AR$ 70 million and the Series 8 for AR$ 30 million, both at 9 months.

In November, two new series were issued, Series 9 for AR$ 80 million at 24 months and Series 10 for AR$ 13.4 million.

On January 2012, BBVA Francés placed the second issuance of its Series 2 of Negotiable Obligations, which achieved a high level of demand and allowed the expansion of the issue amount from the initially planned AR$ 125 million to AR$ 148.9 million.

20.8% of the balances shown in the table below were denominated in foreign-currency at the end of December 2012.

Other funding sources	Quarter ended			Δ% quarter ended 12/31/12 vs quarter ended
(in thousands of pesos except percentages)	12-31-12	09-30-12	12-31-11	09-30-12	12-31-11
Lines from other banks	626,472	721,085	919,520	-13.1%	-31.9%
Senior Bonds	649,993	614,093	294,393	5.8%	120.8%
Total other funding sources	1,276,465	1,335,178	1,213,913	-4.4%	5.2%

Capitalization

As of December 31, 2012, the Bank’s total shareholder’s equity totaled AR$ 5,131.9 million; representing an excess of AR$ 1,592.6 million over the BCRA capital requirements. On the same date, the capital ratio reached 17.5% of assets adjusted to risk.

Capitalization	Quarter ended			Δ% quarter ended 12/31/12 vs quarter ended
(in thousands of pesos except percentages)	12-31-12	09-30-12	12-31-11	09-30-12	12-31-11
Capital Stock	536,878	536,878	536,878	0.0%	0.0%
Issuance premiums	182,511	182,511	182,511	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,032,368	1,032,368	1,032,368	0.0%	0.0%
Reserves on Profits	2,835,889	2,835,889	1,042,021	0.0%	172.2%
Unappropriated retained earnings	1,263,679	988,745	1,793,868	27.8%	-29.6%
Total stockholders’ equity	5,131,936	4,857,002	3,868,257	5.7%	32.7%

Central Bank Requirements	Quarter ended			Δ% quarter ended 12/31/12 vs quarter ended
(in thousands of pesos except percentages)	12-31-12	09-30-12	12-31-11	09-30-12	06-30-11
Central Bank Minimum Capital Requirements	3,697,327	3,228,016	2,544,761	14.5%	45.3%
Central Bank Minimum Capital Requirements (a, b)	3,591,346	3,130,773	2,381,147	14.7%	50.8%
Market Risk	—	—	72,925	—	-100.0%
Increase in capital requirements related to custody	105,981	97,243	90,689	9.0%	16.9%
a) Central Bank Minimum Capital Requirements	3,591,346	3,130,773	2,381,147	14.7%	50.8%
Allocated to Asset at Risk	2,197,282	1,975,783	1,788,018	11.2%	22.9%
Allocated to Immobilized Assets	187,326	159,669	145,887	17.3%	28.4%
Interest Rate Risk	430,744	386,342	373,642	11.5%	15.3%
Loans to Public Sector and Securities in Investment	73,005	72,406	73,600	0.8%	-0.8%
Market Risk	37,238	48,801	—	-23.7%	—
Operational Risk	665,751	487,772	—	36.5%	—
b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	423,923	400,000	400,000	6.0%	6.0%
5% of the securities in custody and book-entry notes	423,923	400,000	400,000	6.0%	6.0%
Bank Capital Calculated under Central Bank Rules	5,289,909	4,911,507	3,825,125	7.7%	38.3%
Core Capital	3,868,256	3,868,256	2,862,679	0.0%	35.1%
Minority Interest	263,887	228,866	164,209	15.3%	60.7%
Supplemental Capital	1,288,507	927,485	887,444	38.9%	45.2%
Deductions	(130,741)	(113,100)	(89,207)	15.6%	46.6%
Excess over Required Capital	1,592,582	1,683,491	1,280,364	-5.4%	24.4%
Capital Ratio (Central Bank rules)	17.5%	18.1%	15.5%	-3.2%	13.0%
Excess over Required Capital as a % of Shareholders’ Equity	31.0%	34.7%	33.1%	-10.5%	-6.2%

Additional Information

	Quarter ended			Δ% quarter ended 12/31/12 vs quarter ended
(in thousands of pesos except percentages)	12-31-12	09-30-12	12-31-11	09-30-12	06-30-11
Exchange rate	4.92	4.69	4.30	4.8%	14.3%
Quarterly CER adjustment	2.68%	2.41%	2.12%	11.2%	26.2%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, BBVA Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Francés’ annual report on Form 20-F and exhibits thereto. BBVA Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference Call

A conference call to discuss fourth quarter earnings will be held on Friday, February 8, 2013, at 12:00 PM New York time – 14.00 PM Buenos Aires time. If you are interested in participating, please dial (888) 428 9480 within the U.S. or +1 (719) 325 2494 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 3957134

Internet

This press release is also available at BBVA Francés web site:

www.bbvafrances.com.ar

Contacts

Vanesa Bories

Investor Relations

(5411) 4346-4000 ext. 11622

vbories@bbva.com

Cecilia Acuña

Investor Relations

(5411) 4341-5036

ceciliaviviana@bbva.com

Paula Bennati

Investor Relations

(5411) 4348-0000 ext. 25917

Paula.bennati@bbva.com

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

	12-31-12	09-30-12	06-30-12	12-31-11
Cash and due from banks	8,614,801	6,429,900	6,363,409	6,353,392
Government and Private Securities	4,056,904	5,198,845	5,760,412	5,547,755
Holdings booked at fair value	1,829,927	1,834,263	1,744,902	2,081,053
Holdings booked at amortized cost	164	164	164	164
Reverse repo w/Central Bank	—	—	—	—
Listed Private Securities	25,325	21,171	20,555	18,750
Bills and Notes from the Central Bank	2,201,676	3,343,434	3,994,977	3,447,972
Less: Allowances	(188)	(187)	(186)	(184)
Loans	28,467,198	25,599,661	23,770,542	22,875,887
Loans to the private & financial sector	28,432,131	25,566,368	23,738,521	22,829,860
Advances	5,097,179	4,511,651	3,933,575	2,881,498
Discounted and purchased notes	4,240,993	3,971,924	3,540,496	3,412,091
Secured with mortgages	877,775	757,937	705,128	915,156
Car secured loans	2,479,398	2,185,459	1,964,630	1,651,776
Personal loans	4,772,798	4,451,673	4,177,846	3,761,698
Credit cards	4,729,243	3,921,214	3,773,470	3,448,437
Loans to financial sector	1,263,224	1,191,622	1,122,126	1,045,641
Other loans	4,921,690	4,568,756	4,536,017	5,829,606
Less: Unaccrued interest	(73,413)	(63,665)	(55,622)	(89,332)
Plus: Interest & FX differences receivable	647,101	554,827	503,844	418,262
Less: Allowance for loan losses	(523,857)	(485,030)	(462,989)	(444,973)
Public Sector loans	35,067	33,293	32,021	46,027
Principal	8,956	8,587	8,571	25,045
Plus: Interest & FX differences receivable	26,111	24,706	23,450	20,982
Other banking receivables	700,925	1,702,090	1,161,129	1,948,285
Repurchase agreements	—	600,758	400,769	1,077,218
Unlisted private securities	15,973	5,698	3,663	13,424
Unlisted Private securities :Trustees	—	—	—	—
Other banking receivables	688,402	1,099,271	760,231	861,412
Less: provisions	(3,450)	(3,637)	(3,534)	(3,769)
Investments in other companies	154,974	148,962	126,097	137,222
Intangible assets	117,331	103,021	95,619	80,978
Organization and development charges	177,331	103,021	95,619	80,978
Other assets	2,575,343	2,320,028	2,211,690	2,037,488
Total Assets	44,687,476	41,502,507	39,488,898	38,981,007
Deposits	34,165,358	31,083,995	30,049,537	29,255,768
Current accounts	10,157,141	8,449,245	8,369,667	6,755,406
Saving accounts	9,803,893	8,939,251	9,136,299	9,489,761
Time deposits	13,555,151	12,914,882	11,736,105	12,234,070
Investment Accounts	6,929	141,063	143,864	220,527
Rescheduled deposits CEDROS	28,523	30,186	31,665	38,285
Other deposits	613,721	609,368	631,937	517,719
Other banking Liabilities	3,285,123	3,863,242	3,483,361	4,268,328
Other provisions	558,605	511,491	489,715	395,000
Other contingencies	558,125	511,022	489,248	394,533
Guarantees	480	469	467	467
Other liabilities	1,436,150	1,086,165	935,564	1,120,901
Minority interest	110,304	100,612	91,093	72,753
Total Liabilities	39,555,540	36,645,505	35,049,270	35,112,750
Total Stockholders´ equity	5,131,936	4,857,002	4,439,628	3,868,257
Total liabilities + stockholders’ equity	44,687,476	41,502,507	39,488,898	38,981,007

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	12-31-12	09-30-12	06-30-12	03-31-12
Financial income	1,549,630	1,503,507	1,360,177	1,291,879
Interest on Cash and Due from Banks	—	—	—	—
Interest on Loans Granted to the Financial Sector	66,921	66,725	59,534	57,392
Interest on Overdraft	225,872	197,454	149,897	152,667
Interest on Discounted and purchased notes	159,626	134,708	114,702	134,566
Interest on Mortgages	32,655	28,487	28,404	30,337
Interest on Car Secured Loans	120,125	106,333	95,012	82,829
Interest on Credit Card Loans	177,725	150,475	156,795	140,697
Interest on Financial Leases	44,490	40,354	38,740	38,191
Interest on Other Loans	459,841	424,315	388,472	364,656
From Other Banking receivables	9,467	8,835	8,297	9,777
Interest on Government Guaranteed Loans Decree 1387/01	1,969	1,807	1,598	1,014
Income from Securities and Short Term Investments	127,312	202,599	158,648	148,582
Net Income from options	—	—	(766)	1,021
CER	34,189	29,635	33,152	32,144
Foreign exchange difference	43,793	52,371	49,746	44,102
Other	45,645	59,409	77,946	53,904
Financial expenses	0	-520,731	-443,442	-513,980
Interest on Current Account Deposits	(426,816)	—	—	—
Interest on Saving Account Deposits	(49,824)	(2,602)	(2,661)	(2,866)
Interest on Time Deposits	(1,238)	(383,913)	(321,882)	(397,379)
Interest on Other Banking Liabilities	(34)	(43,384)	(38,221)	(38,377)
Other interests (includes Central Bank)	(13,745)	(884)	(490)	(3,273)
CER	—	(33)	(42)	(48)
Bank Deposit Guarantee Insurance system mandatory contributions	(87,722)	(13,197)	(13,003)	(12,684)
Mandatory contributions and taxes on interest income	966,652	(76,268)	(66,826)	(57,925)
Other	(100,226)	(450)	(317)	(1,428)
Net financial income	516,632	982,776	916,735	777,899
Provision for loan losses	—	(78,718)	(18,434)	(58,881)
Income from services, net of other operating expenses	(861,310)	474,675	437,969	417,191
Administrative expenses	(930)	(770,844)	(720,297)	(687,280)
Income (loss) from equity investments	12,056	28,992	17,524	11,246
Net Other income	(51,456)	(6,338)	(82,885)	42,500
Income (loss) from minority interest	(11,644)	(9,521)	(9,601)	(7,108)
Income before tax	470,704	621,022	541,011	495,567
Income tax	(195,770)	(203,648)	(210,158)	(255,049)
Net income	274,934	417,374	330,853	240,518

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	12-31-12	09-30-12	06-30-12	12-31-11
Financial income	1,549,630	1,503,507	1,360,177	1,463,154
Interest on Cash and Due from Banks	—	—	—	—
Interest on Loans Granted to the Financial Sector	66,921	66,725	59,534	50,793
Interest on Overdraft	225,872	197,454	149,897	136,402
Interest on Discounted and purchased notes	159,626	134,708	114,702	118,987
Interest on Mortgages	32,655	28,487	28,404	34,447
Interest on Car Secured Loans	120,125	106,333	95,012	65,858
Interest on Credit Card Loans	177,725	150,475	156,795	111,347
Interest on Financial Leases	44,490	40,354	38,740	36,045
Interest on Other Loans	459,841	424,315	388,472	349,223
From Other Banking receivables	9,467	8,835	8,297	10,542
Interest on Government Guaranteed Loans Decree 1387/01	1,969	1,807	1,598	6,218
Income from Securities and Short Term Investments	127,312	202,599	158,648	381,062
Net Income from options	—	—	(766)	454
CER	34,189	29,635	33,152	27,837
Foreign exchange difference	43,793	52,371	49,746	51,336
Other	45,645	59,409	77,946	82,603
Financial expenses	(582,978)	(520,731)	(443,442)	-487,330
Interest on Current Account Deposits	—	—	—	—
Interest on Saving Account Deposits	(3,019)	(2,602)	(2,661)	(2,755)
Interest on Time Deposits	(426,816)	(383,913)	(321,882)	(380,253)
Interest on Other Banking Liabilities	(49,824)	(43,384)	(38,221)	(32,707)
Other interests (includes Central Bank)	(1,238)	(884)	(490)	(2,480)
CER	(34)	(33)	(42)	(39)
Bank Deposit Guarantee Insurance system mandatory contributions	(13,745)	(13,197)	(13,003)	(12,410)
Mandatory contributions and taxes on interest income	(87,722)	(76,268)	(66,826)	(52,488)
Other	(580)	(450)	(317)	(4,198)
Net financial income	966,652	982,776	916,735	975,824
Provision for loan losses	(100,226)	(78,718)	(18,434)	(40,197)
Income from services, net of other operating expenses	516,632	474,675	437,969	402,072
Administrative expenses	(861,310)	(770,844)	(720,297)	(651,417)
Income (loss) from equity investments	12,056	28,992	17,524	4,605
Net Other income	(51,456)	(6,338)	(82,885)	(10,476)
Income (loss) from minority interest	(11,644)	(9,521)	(9,601)	(5,868)
Income before tax	470,704	621,022	541,011	674,543
Income tax	(195,770)	(203,648)	(210,158)	(176,161)
Net income	274,934	417,374	330,853	498,382

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	12-31-12	09-30-12	06-30-12	12-31-11
Cash and due from banks	8,614,889	6,429,982	6,363,464	6,353,428
Government Securities	4,101,846	5,204,688	5,800,575	5,565,029
Loans	28,493,431	25,651,259	23,812,541	22,875,885
Other Banking Receivables	700,925	1,702,139	1,161,129	1,948,285
Assets Subject to Financial Leasing	1,110,234	954,365	913,071	907,087
Investments in other companies	146,001	138,355	115,722	126,288
Other assets	1,617,253	1,503,384	1,426,097	1,229,643
Total Assets	44,784,579	41,584,172	39,592,599	39,005,645
Deposits	34,165,053	31,067,405	30,049,449	29,165,704
Other banking liabilities	3,285,123	3,863,348	3,484,725	4,268,519
Minority interest	117,981	109,689	99,970	82,109
Other liabilities	2,084,486	1,686,728	1,518,827	1,621,056
Total Liabilities	39,652,643	36,727,170	35,152,971	35,137,388
Total Stockholders’ Equity	5,131,936	4,857,002	4,439,628	3,868,257
Stockholders’ Equity + Liabilities	44,784,579	41,584,172	39,592,599	39,005,645

Net Income

	12-31-12	09-30-12	06-30-12	12-31-11
Net Financial Income	969,424	985,726	919,984	982,859
Provision for loan losses	(100,226)	(78,718)	(18,434)	(40,197)
Net Income from Services	516,632	474,675	437,969	402,072
Administrative expenses	(867,385)	(775,263)	(726,522)	(666,116)
Net Other Income	(37,446)	24,323	(63,472)	(1,279)
Income Before Tax	480,999	630,743	549,525	677,339
Income Tax	(195,821)	(203,648)	(209,631)	(176,337)
Net income	285,178	427,095	339,894	501,002
Minoritary Interest	(10,244)	(9,721)	(9,041)	(2,620)
Net income for Quarter	274,934	417,374	330,853	498,382

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 8, 2013	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer